UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file number 1-2360

A.       Full title of the plan and address of the plan, if different from that of the issuer named below:

IBM Personal Learning Accounts Plan

Director of Compensation and Benefits

IBM

North Castle Drive, M/D 147

Armonk, New York 10504

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL BUSINESS MACHINES CORPORATION

New Orchard Road

Armonk, New York 10504

IBM Personal Learning Accounts Plan

IBM Personal Learning Accounts Plan — Overview

Attachment A: Form 5500 — Annual Return / Report of Employee Benefit Plan

Attachment B: Schedule I — Financial Information — Small Plan

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

IBM Personal Learning Accounts Plan

Date: June 26, 2009	By:	/s/ James J. Kavanaugh
James J. Kavanaugh
Vice President and Controller

IBM Personal Learning Accounts Plan — Overview

The IBM Personal Learning Accounts Plan (the “Plan”) was approved by IBM to be effective on or after July 1, 2008.   The Plan has been designed to encourage U.S. employees to save money on a post-tax basis to pay for their own eligible educational expense that is not specifically related to a participant’s job at IBM.  Employees with at least five years of service are eligible.  IBM matches fifty percent of employee contributions or up to $500 per year.  Employee contributions into the Plan are deposited in a trust and invested in a Goldman Sachs fund (presently the Goldman Sachs Financial Square Government).

For a full description of the plan, please refer to Form S-8 — Securities to be offered to employees in employee benefit plans, filed  June 16, 2008 with the Securities and Exchange Commission.

Attachment A:

Form 5500 — Annual Return /  Report of  Employee Benefit Plan — 2008

Attachment B:

Schedule I (Form 5500) — Financial Information — Small Plan

Form 5500 Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan
This form is required to be filed under sections 104 and 4065 of the Employee
Retirement Income Security Act of 1974 (ERISA) and sections 6047(e),
6057(b), and 6058(a) of the Internal Revenue Code (the Code).
▶ Complete all entries in accordance with
the instructions to the Form 5500.

Official Use Only OMB Nos. 1210 - 0110 1210 - 0089 2008 This Form is Open to Public Inspection.

Part I    Annual Report Identification Information

For the calendar plan year 2008 or fiscal plan year beginning 07/01/2008, and ending 12/31/2008,

A This return/report is for:	(1) ☐	a multiemployer plan;	(3) ☐	a multiple-employer plan; or
	(2) ☒	a single-employer plan (other than a multiple-employer plan);	(4) ☐	a DFE (specify)

B This return/report is:	(1) ☒	the first return/report filed for the plan;	(3) ☐	the final return/report filed for the plan;
	(2) ☐	an amended return/report;	(4) ☒	a short plan year return/report (less than 12 months).
C If the plan is a collectively-bargained plan, check here				▶☐
D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions)				▶☐

Part II    Basic Plan Information — enter all requested information.

1a Name of plan
IBM PERSONAL LEARNING ACCOUNTS PLAN			1b	Three-digit
				plan number (PN)▶	531
			1c	Effective date of plan (mo., day, yr.)
07/01/2008

2a Plan sponsor’s name and address (employer, if for a single-employer plan)			2b	Employer Identification Number (EIN)
(Address should include room or suite no.)				13-0871985
INTERNATIONAL BUSINESS MACHINES			2c	Sponsor’s telephone number
CORPORATION				800-796-9876
			2d	Business code (see instructions)
541519
NEW ORCHARD ROAD, MD 261

ARMONK	NY	10504

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE	/s/ Richard J. Carroll	6/10/09	RICHARD J. CARROLL
	Signature of plan administrator	Date	Type or print name of individual signing as plan administrator
SIGN HERE	/s/ Richard J. Carroll	6/10/09	RICHARD J. CARROLL
	Signature of employer/plan sponsor/DFE	Date	Type or print name of individual signing as employer, plan sponsor or DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.	v11.3	Form 5500 (2008)

Official Use Only

3a Plan administrator’s name and address (If same as plan sponsor, enter “Same”)	3b Administrator’s EIN
SAME
3c Administrator’s telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:		b EIN
a Sponsor’s name		c PN

5 Preparer information (optional) a Name (including firm name, if applicable) and address		b EIN

		c Telephone number

6 Total number of participants at the beginning of the plan year	6	0
7 Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)
a Active participants	7a	582
b Retired or separated participants receiving benefits	7b	0
c Other retired or separated participants entitled to future benefits	7c	11
d Subtotal. Add lines 7a, 7b, and 7c	7d	593
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e
f Total. Add lines 7d and 7e	7f
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h
i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i

8  Benefits provided under the plan (complete 8a and 8b, as applicable)

  a ☐ Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions):

  b ☒ Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):  4J

9a	Plan funding arrangement (check all that apply)			9b	Plan benefit arrangement (check all that apply)
	(1)	☐	Insurance		(1)	☐	Insurance
	(2)	☐	Code section 412(e)(3) insurance contracts		(2)	☐	Code section 412(e)(3) insurance contracts
	(3)	☒	Trust		(3)	☒	Trust
	(4)	☒	General assets of the sponsor		(4)	☒	General assets of the sponsor

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Official Use Only

10	Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)
a	Pension Benefit Schedules			b	Financial Schedules
	(1) ☐	R	(Retirement Plan Information)		(1) ☐	H	(Financial Information)
	(2) ☐	B	(Actuarial Information)		(2) ☒	I	(Financial Information — Small Plan)
	(3) ☐	E	(ESOP Annual Information)		(3) ☐	A	(Insurance Information)
	(4) ☐	SSA	(Separated Vested Participant Information)		(4) ☐	C	(Service Provider Information)
					(5) ☐	D	(DFE/Participating Plan Information)
					(6) ☐	G	(Financial Transaction Schedules)

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SCHEDULE I	Financial Information — Small Plan	Official Use Only
(Form 5500)
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation

This schedule is required to be filed under Section 104 of the Employee
Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the
Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110 2008 This Form is Open to Public Inspection.

For calendar year 2008 or fiscal plan year beginning 07/01/2008, and ending 12/31/2008,
A Name of plan	B	Three-digit
IBM PERSONAL LEARNING ACCOUNTS PLAN	plan number ▶	531
C Plan sponsor’s name as shown on line 2a of Form 5500	D	Employer Identification Number
INTERNATIONAL BUSINESS MACHINES CORPORATION	13-0871985

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80–120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I	Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar.

1	Plan Assets and Liabilities:	(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	0	240438
b	Total plan liabilities	1b	0	7076
c	Net plan assets (subtract line 1b from line 1a)	1c	0	233362

2	Income, Expenses, and Transfers for this Plan Year:	(a) Amount	(b) Total
a	Contributions received or receivable
(1) Employers	2a(1)	6460
(2) Participants	2a(2)	250085
(3) Others (including rollovers)	2a(3)
b	Noncash contributions	2b
c	Other income	2c	585
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d	257130
e	Benefits paid (including direct rollovers)	2e	19381
f	Corrective distributions (see instructions)	2f	4317
g	Certain deemed distributions of participant loans (see instructions)	2g
h	Other expenses	2h	70
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i	23768
j	Net income (loss) (subtract line 2i from line 2d)	2j	233362
k	Transfers to (from) the plan (see instructions)	2k

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Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check “Yes” and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan’s interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

Yes	No	Amount
a Partnership/joint venture interests	3a	☐	☒
b Employer real property	3b	☐	☒

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.	v11.3	Schedule I (Form 5500) 2008

Official Use Only

Yes	No	Amount
3c	Real estate (other than employer real property)	3c	X
d	Employer securities	3d	X
e	Participant loans	3e	X
f	Loans (other than to participants)	3f	X
g	Tangible personal property	3g	X
Part II	Transactions During Plan Year
4	During the plan year:	Yes	No	Amount
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL’s Voluntary Fiduciary Correction Program.)	4a	X
b

Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant’s account balance

4b	X
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c	X
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d	X
e	Was the plan covered by a fidelity bond?	4e	X	110000000
f	Did the plan have a loss, whether or not reimbursed by the plan’s fidelity bond, that was caused by fraud or dishonesty?	4f	X
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g	X
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h	X
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j	X
k

Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA’s report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)

4k	X

5a	Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any
plan assets that reverted to the employer this year	☐ Yes	☒ No	Amount
5b	If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

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